Exhibit 11.
 Statement Regarding Computation of Per Share Earnings

 For the periods ended March 31            2000        1999
                                          -----        ----

 Diluted earnings per common share:

   Average common shares outstanding     643,053      356,831


 Net income (loss) .................   $(216,333)   $ 241,601
 Diluted earnings per share: .......   $   (0.34)   $    0.68


 Basic earnings per common share:

   Average common shares outstanding     643,053      356,831

 Net income (loss) .................   $(216,333)   $ 241,601

Basic earnings per share: ..........   $   (0.34)   $   0.68